Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Strong Financial Results

Amsterdam, Netherlands; May 6, 2014 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) announced that its adjusted net income was $79.9 million for the first quarter of 2014. Adjusted earnings per share were $0.70 for the first quarter of 2014, an increase of 17% over the first quarter of 2013.

Key Highlights

•                  The debt to equity ratio was 2.5 to 1 at March 31, 2014, compared with 2.6 to 1 for the same period in 2013.

•                  As previously disclosed, we signed financing transactions for $2.82 billion, primarily relating to an agreement to replace ILFC’s $2.3 billion unsecured revolving credit facility with a new $2.75 billion four-year unsecured revolving credit facility, to become effective upon the closing of the ILFC transaction.

•                  Our fleet utilization rate was 98.9% for the first quarter of 2014. The average age of the owned fleet as of March 31, 2014 was 5.6 years and the average remaining contracted lease term was 6.6 years.

•                  During the first quarter 2014, we purchased three aircraft with a total value of $0.2 billion and the future aircraft purchases were $3.3 billion as of March 31, 2014, relating to 41 aircraft, including five purchase rights. The 36 aircraft that are fully committed are all placed on long term leases with an average term of 11.9 years.

•                  As previously disclosed, 29 aircraft transactions were executed during the first quarter of 2014.

•                  Subsequent to the first quarter of 2014, on April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited, an aircraft securitisation vehicle with a portfolio of thirty-seven aircraft with an average age of thirteen years valued at approximately $750 million.

Aengus Kelly, CEO of AerCap, commented: “We are extremely pleased with the first quarter financial results. Our consistent profitability coupled with deleveraging validates our strategy to maintain a modern portfolio of aircraft on lease to a global customer base financed by a long term stable liability structure.  Further, our sale of Genesis Funding Limited takes the level of aircraft sales since 2006 to more than 300 aircraft with an average age of approximately 13 years, thereby reducing the average age of our fleet to 5.0 years.  With continued focus and discipline, we are well positioned for future success to benefit all AerCap constituents.”

First Quarter 2014 Financial Results

•                  First quarter 2014 reported net income was $54.7 million, compared with $67.5 million for the same period in 2013. First quarter 2014 reported basic earnings per share were $0.48, compared with $0.59 for the same period in 2013. The decrease in net income and earnings per share from first quarter 2013 was driven primarily by costs incurred in first quarter 2014 relating to the ILFC transaction.

•                  First quarter 2014 adjusted net income was $79.9 million, compared with $68.0 million for the same period in 2013. First quarter 2014 adjusted earnings per share were $0.70, compared with $0.60 for the same period in 2013.

•                  Net interest margin earned on lease assets, or net spread, was $176.8 million in the first quarter of 2014 compared with $152.9 million for the same period in 2013. Net interest margin as a percentage of average lease assets was 8.7% for the first quarter 2014, compared with 8.3% for the same period in 2013.

•                  Total owned assets increased by 10% to $9.5 billion as of March 31, 2014 from $8.7 billion as of March 31, 2013 and total managed aircraft were valued at $2.4 billion(a).

a)             Includes aircraft under our management and owned by our non-consolidated joint ventures. The aircraft value was based on the average appraised value provided by three external appraisers between September 2013 and March 2014.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended March 31,
	2014	2013	% increase/ (decrease)
	(US dollars in millions except share and per share amounts)

Net income	$54.7	$67.5	(19)%
Adjusted for: mark-to-market of interest rate caps, net of tax	4.3	(1.3)	NA
share-based compensation, net of tax	2.1	1.8	17%
transaction expenses, net of tax	18.8	—	NA
Adjusted net income	$79.9	$68.0	18%

Adjusted earnings per share - basic	$0.70	$0.60	17%

First quarter 2014 adjusted net income increased 18% over the same period in 2013 driven primarily by higher lease income during the first quarter of 2014.

First quarter 2014 adjusted earnings per share increased 17% over the same period in 2013 driven primarily by the higher income as discussed above.

Revenue and Net Spread

	Three months ended March 31,
	2014	2013	% increase/ (decrease)
	(US dollars in millions)

Lease revenue:
Basic lease rents	$234.9	$212.9	10%
Maintenance rents and other receipts	14.2	13.9	2%
Lease revenue	249.1	226.8	10%
Net gain on sale of assets	9.8	11.0	(11)%
Management fees and interest revenue	5.8	7.1	(18)%
Other revenue	0.1	0.9	(89)%
Total revenue	$264.8	$245.8	8%

Basic lease rents were $234.9 million for the first quarter of 2014, compared with $212.9 million in the same period in 2013. The increase was driven primarily by new aircraft purchases. Our average lease assets were $8.1 billion, compared with $7.4 billion for the same period in 2013.

Lease revenue for the first quarter of 2014 was $249.1 million, compared with $226.8 million for the same period in 2013.

Net gain on sale of assets for the first quarter of 2014 was $9.8 million, compared with $11.0 million for the same period in 2013.

Other revenue for the first quarter of 2014 was $0.1 million, compared with $0.9 million for the same period in 2013.

	Three months ended March 31,
	2014		2013		% increase/ (decrease)
	(US dollars in millions)

Basic lease rents	$234.9		$212.9		10%

Interest on debt	63.0		58.6		8%
Adjusted for: mark-to-market of interest rate caps	(4.9)		1.4		NA

Interest on debt excluding the impact of mark-to-market of interest rate caps	58.1	(a)	60.0	(a)	(3)%

Net interest margin, or net spread	$176.8		$152.9		16%

(a)         Interest on debt excluding the impact of mark-to-market of interest rate caps for the three months ended March 31, 2014 and 2013 includes $6.6 million and $7.6 million of amortization of debt issuance costs, respectively.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps was $58.1 million in the first quarter of 2014, a 3% decrease compared with the same period in 2013. Net spread was $176.8 million in the first quarter of 2014, compared with $152.9 million in the same period in 2013.

Selling, General and Administrative Expenses

	Three months ended March 31,
	2014	2013	% increase/ (decrease)
	(US dollars in millions)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$0.3	$0.6	(50)%
Share-based compensation expenses	2.4	2.1	14%
Other selling, general and administrative expenses	20.4	17.5	17%
Total selling, general and administrative expenses	$23.1	$20.2	14%

Effective Tax Rate

AerCap’s blended effective tax rate during the first quarter of 2014 was 8.5%. The blended effective tax rate for the year ended December 31, 2013 was 8.4%. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions.

Financial Position

	March 31, 2014	March 31, 2013	% increase/ (decrease) over March 31, 2013
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$587.1	$665.3	(12)%
Flight equipment held for operating leases, net	8,081.4	7,455.1	8%
Total assets	9,499.5	8,650.9	10%
Debt	6,204.4	5,793.6	7%
Total liabilities	7,013.5	6,456.9	9%
Total equity	2,486.0	2,194.0	13%

Debt/equity ratio	2.5	2.6	(4)%

As of March 31, 2014, AerCap’s portfolio consisted of 377 aircraft that were owned, on order, under contract, managed or owned by AerDragon, a non-consolidated joint venture. The average age of the owned fleet as of March 31, 2014 was 5.6 years and the average remaining contracted lease term was 6.6 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition, adjusted net income excludes the following non-recurring charges:

•                  First quarter 2014 adjusted net income of $79.9 million excludes expenses relating to the ILFC transaction of $18.8 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

The following is a reconciliation of adjusted net income to net income for the three month periods ended March 31, 2014 and 2013:

	Three months ended March 31,
	2014	2013	% increase/ (decrease)
	(US dollars in millions)

Net income	$54.7	$67.5	(19)%
Adjusted for: mark-to-market of interest rate caps, net of tax	4.3	(1.3)	NA
share-based compensation, net of tax	2.1	1.8	17%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	61.1	68.0	(10)%
transaction expenses, net of tax	18.8	—	NA
Adjusted net income	$79.9	$68.0	18%

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, May 6, 2014, at 9:00 am Eastern Time / 3:00 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) +1-646-254-3361 or (International) +31-20-716-8295 and referencing code 3582717 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

In addition, an Investor & Analyst Meeting will be hosted by AerCap’s management today, Tuesday, May 6, 2014, at 11:30 am Eastern Time at The New York Palace Hotel (Spellman room), 455 Madison Avenue, New York. Doors will open at 11:00 am.

A webcast replay of the earnings conference call will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in either event, please register by emailing: aercap@instinctif.com

For further information, contact Peter Wortel: +31-20-655-9658 (pwortel@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	March 31, 2014	December 31, 2013	March 31, 2013

Assets
Cash and cash equivalents	$320,136	$295,514	$375,417
Restricted cash	266,993	272,787	289,833
Trade receivables	8,311	5,203	8,854
Flight equipment held for operating leases, net	8,081,406	8,085,947	7,455,140
Net investment in direct finance leases	31,452	31,995	17,782
Notes receivables	76,701	75,788	77,840
Prepayments on flight equipment	248,201	223,815	63,296
Investments	116,188	112,380	98,469
Intangibles	7,746	9,354	15,497
Derivative assets	28,779	32,673	14,648
Deferred income taxes	126,250	121,663	79,811
Other assets	187,324	184,022	154,326
Total Assets	$9,499,487	$9,451,141	$8,650,913

Liabilities and Equity

Accounts payable	$5,253	$829	$815
Accrued expenses and other liabilities	111,466	108,462	97,512
Accrued maintenance liability	482,965	466,293	427,028
Lessee deposit liability	89,184	92,660	84,827
Debt	6,204,408	6,236,892	5,793,566
Deferred revenue	47,639	47,698	40,617
Derivative liabilities	5,983	7,233	12,532
Deferred income taxes	66,573	61,842	—
Total liabilities	7,013,471	7,021,909	6,456,897

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 113,786,190 ordinary shares issued and outstanding at March 31, 2014, 113,783,799 ordinary shares issued and outstanding at December 31, 2013 and 113,363,535 ordinary shares issued and outstanding at March 31, 2013	1,199	1,199	1,193
Additional paid-in capital	936,271	934,024	929,707
Accumulated other comprehensive loss	(9,056)	(9,890)	(12,945)
Accumulated retained earnings	1,554,750	1,500,039	1,275,079
Total AerCap Holdings N.V. shareholders’ equity	2,483,164	2,425,372	2,193,034
Non-controlling interest	2,852	3,860	982
Total Equity	2,486,016	2,429,232	2,194,016

Total Liabilities and Equity	$9,499,487	$9,451,141	$8,650,913

	March 31, 2014	December 31, 2013	March 31, 2013
Supplemental information
Debt/equity ratio	2.5	2.6	2.6

Certain reclassifications have been made to the Unaudited Consolidated Balance Sheet as of March 31, 2013 to reflect the current year presentation

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended March 31,
	2014	2013

Revenues
Lease revenue	$249,061	$226,841
Net gain on sale of assets	9,806	10,965
Management fee revenue	4,442	5,636
Interest revenue	1,380	1,470
Other revenue	145	909
Total Revenues	264,834	245,821

Expenses
Depreciation	89,785	78,120
Asset impairment	—	2,661
Interest on debt	63,005	58,569
Operating lease-in costs	—	550
Leasing expenses	12,783	14,916
Transaction expenses	21,478	—
Selling, general and administrative expenses	23,131	20,190
Total Expenses	210,182	175,006

Income from continuing operations before income taxes and income of investments accounted for under the equity method	54,652	70,815

Provision for income taxes	(4,647)	(5,665)
Net income of investments accounted for under the equity method	3,698	2,414

Net income	53,703	67,564

Net (income) loss attributable to non-controlling interest	1,008	(114)

Net income attributable to AerCap Holdings N.V	$54,711	$67,450

Total basic earnings per share	$0.48	$0.59
Total diluted earnings per share	$0.47	$0.59

Weighted average shares outstanding - basic	113,644,703	113,363,535
Weighted average shares outstanding - diluted	116,213,907	114,643,483

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2014	2013

Net income	$53,703	$67,564
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89,785	78,120
Asset impairment	—	2,661
Amortization of debt issuance costs and debt discount	20,403	12,045
Amortization of intangibles	1,608	2,603
Net gain on sale of assets	(9,806)	(10,965)
Mark-to-market of non-hedged derivatives	4,929	(1,392)
Deferred taxes	25	(293)
Share-based compensation	2,355	2,090
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(4,021)	(1,895)
Other assets and derivative assets	2,873	(7,315)
Other liabilities	(2,964)	9,731
Deferred revenue	(59)	1,070
Net cash provided by operating activities	158,831	154,024

Purchase of flight equipment	(164,584)	(400,811)
Proceeds from sale/disposal of assets	91,500	148,000
Prepayments on flight equipment	(26,513)	(21,442)
Capital contributions	—	(2,693)
Movement in restricted cash	5,794	(9,180)
Net cash used in investing activities	(93,803)	(286,126)

Issuance of debt	193,003	278,500
Repayment of debt	(223,260)	(294,266)
Debt issuance costs paid	(27,003)	(2,556)
Maintenance payments received	26,716	18,221
Maintenance payments returned	(6,076)	(10,694)
Security deposits received	1,566	1,946
Security deposits returned	(5,111)	(3,408)
Net cash used in financing activities	(40,165)	(12,257)

Net (decrease) increase in cash and cash equivalents	24,863	(144,359)
Effect of exchange rate changes	(241)	(625)
Cash and cash equivalents at beginning of period	295,514	520,401
Cash and cash equivalents at end of period	$320,136	$375,417

Certain reclassifications have been made to Unaudited Consolidated Statement of Cash Flows as of March 31, 2013 to reflect the current year presentation.